

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2012

<u>Via Facsimile</u>
Thomas B. Miller
Chief Financial Officer
Ixia
26601 West Agoura Road
Calabasas, CA 91302

     Re: Ixia
           Form 10-K for the fiscal year ended December 31, 2011
           Filed March 5, 2012
           File No. 000-31523

Dear Mr. Miller:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Brian Cascio

                    Brian Cascio
                    Accounting Branch Chief